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                                                                    EXHIBIT 21.1


                         SUBSIDIARIES OF METRICOM, INC.*


Metricom Finance, Inc.
Metricom Investments DC, Inc.
Metricom DC L.L.C.
Metricom N.Y., L.L.C.


*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Metricom, Inc. are omitted because they would not constitute a significant subsidiary as of the end of the year covered by this report.